Vasogen Inc.

Contacts:
Glenn Neumann, Investor Relations
2155 Dunwin Drive                                         Justin Jackson (Media)
Mississauga, ON, Canada L5L 4M1           Raj Punwaney, M.D., M.B.A. (Investors)
tel: (905) 569-2265   fax: (905) 569-9231                        Burns McClellan
www.vasogen.com / investor@vasogen.com                            (212) 213-0006


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FOR IMMEDIATE RELEASE

     Vasogen Completes Patient Enrollment in Congestive Heart Failure Trial

Toronto, Ontario (June 26, 2001) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) today announced that it has completed patient enrollment in its double-blind, placebo-controlled clinical trial in chronic congestive heart failure (CHF), a progressive and often fatal cardiac condition affecting millions of people in North America. The trial, which is designed to investigate the impact of Vasogen's immune modulation therapy on the pathological processes involved in CHF, is scheduled for completion by year-end.

The 60-patient trial enrolled patients with Class III/IV heart failure at four leading cardiac centers in North America: Baylor College of Medicine and the Texas Heart Institute, under the direction of Dr. Guillermo Torre-Amione, Medical Director of the Heart Transplant Service; The Cleveland Clinic Foundation, under the direction of Dr. James Young, Medical Director of the Kaufman Center for Heart Failure; and at l'Hopital Notre-Dame du CHUM, under the direction of Dr. Francois Sestier, Professor of Cardiology, Department of Medicine and Nutrition, University of Montreal.

"We are extremely pleased with the progress of this clinical trial examining the ability of Vasogen's immune modulation therapy to improve the debilitating symptoms of CHF by modifying destructive inflammatory processes and other key factors not addressed by the available therapies," said Dr. Torre-Amione, principal investigator for the trial. "Vasogen's therapeutic intervention offers the potential for a major advance in the treatment of this life-threatening disease, without the need to add to the large number of drugs already being taken by these patients."

CHF is a disorder characterized by excessive sympathetic nervous system activity, generalized dysfunction of the blood flow-controlling endothelial cells that line blood vessels, systemic inflammation secondary to immune activation of the Th1 cell type, and an increased death rate of heart muscle cells. Scientific research has shown that Vasogen's immune modulation therapy has a beneficial impact on many of these pathological processes.

More than 11 million individuals in North America and Europe suffer from CHF, and, due to the aging population, its prevalence is increasing. CHF occurs when the pumping function of the heart is insufficient to meet the body's demand for oxygen and nutrients, leading to symptoms that include shortness of breath, severe fatigue, and swelling of the legs. The most common causes of CHF are hypertension and coronary artery disease due to atherosclerosis. The direct costs of treating CHF in the United States and Canada are estimated to exceed $20 billion per year.

 Vasogen is focused on developing immune modulation therapies for the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. "Forward-looking statements" describe future expectations, plans, results, or strategies and are generally preceded by words such as "future," "plan" or "planned," "will" or "should," "expected," "anticipates," "draft," "eventually," or "projected." You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks, including those associated with the success of research and development programs, the regulatory approval process, competition, and financing capability, are discussed in the Company's current quarterly and annual filings with the Canadian and U.S. securities commissions. The forward-looking statements are made as of the date hereof, and Vasogen disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.